UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-03562

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AQUILA, INC. RETIREMENT INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AQUILA INC.
20 West Ninth Street, Kansas City, Missouri 64105

REQUIRED INFORMATION

The Aquila, Inc. Retirement Investment Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2006 and 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of Aquila, Inc. Retirement Investment Plan has caused this annual report to be signed by the undersigned hereunto duly authorized.

Aquila, Inc. Retirement Investment Plan

By: Michael E. Cole (signature)

Michael E. Cole
Vice President Finance
and Treasurer

Date: June 21, 2007

EXHIBIT INDEX

Exhibit Number	Document Description	Sequentially Numbered Page Upon Which Exhibit Appears
23.1	Consent of Mayer Hoffman McCann P.C.	4
23.2	Consent of KPMG LLP	5

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-68042 and 333-29819) of our report dated June 20, 2007, relating to the financial statements and supplemental schedule of the Aquila, Inc. Retirement Investment Plan as of December 31, 2006, and for the year ended December 31, 2006 included in this Annual Report on Form 11-K. It should be noted that we have not audited any financial statements of the Plan subsequent to December 31, 2006, or performed any audit procedures subsequent to the date of our report.

Mayer Hoffman McCann P.C. Mayer Hoffman McCann P.C.

Leawood, Kansas
June 20, 2007

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
The Aquila, Inc. Retirement Investment Plan:

We consent to the incorporation by reference in the registration statements (No. 333-68042 and No. 333-29819) on Form S-8 of Aquila, Inc. of our report dated June 21, 2006 (except for information disclosed in note 2(b) concerning the adoption of a new accounting rule as to which the date is June 20, 2007), with respect to the statement of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan as of December 31, 2005; and the related statement of changes in net assets available for benefits for the year then ended; which report is included herein and appears in the Annual Report on Form 11-K of Aquila, Inc. for the year ended December 31, 2005.

KPMG LLP

Kansas City, Missouri
June 20, 2007

APPENDIX 1

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Financial statements as of and for the years ended December 31, 2006 and 2005. Supplemental schedule as of and for the year ended December 31, 2006 and Reports of Independent Registered Public Accounting Firms.

AQUILA, INC. RETIREMENT INVESTMENT PLAN

FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Compensation and Benefits Committee of
Aquila, Inc. Retirement Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Effective December 31, 2006 the Plan reclassified investments at contract value to fair value for fully benefit-responsive investment contracts upon adoption of FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, effective December 31, 2006 and applied retroactively for all prior periods presented.

Mayer Hoffman McCann P.C. Mayer Hoffman McCann P.C.

Leawood, Kansas
June 20, 2007

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee and Participants
The Aquila, Inc. Retirement Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Effective December 31, 2006, the Plan reclassified investments at contract value to fair value for fully benefit-responsive investment contracts upon adoption of Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, effective December 31, 2006 and applied retroactively for all prior periods presented.

KPMG LLP

Kansas City, Missouri

June 21, 2006 (except for information disclosed in note 2(b) concerning the adoption of a new accounting rule as to which the date is June 20, 2007)

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:		
Investments:		
Investments, at fair value as determined by quoted market prices	$ 217,402,586	209,382,257
Investments, at fair value as determined by the trustee	47,828,111	47,966,515
Participant loans	4,638,333	5,416,391
Total investments	269,869,030	262,765,163
Receivables:		
Participant contributions	662,943	248,509
Employer contributions	4,779,090	4,758,331
Net assets reflecting all investments at fair value	275,311,063	267,772,003
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	898,788	873,581
Net assets available for benefits	$ 276,209,851	268,645,584

See accompanying notes to financial statements.

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 21,606,487	4,532,783
Interest and dividends	10,611,652	7,540,680
Total investment income	32,218,139	12,073,463
Contributions:		
Employer	11,998,353	12,919,882
Participant	11,671,323	12,622,468
Employee rollovers from other investment plans	390,796	441,724
Total contributions	24,060,472	25,984,074
Total additions	56,278,611	38,057,537
Deductions:		
Benefit payments	45,359,436	16,417,743
Management fees	111,964	221,755
Total deductions	45,471,400	16,639,498
Net increase	10,807,211	21,418,039
Transfers out of the plan	3,242,944	—
Net assets available for benefits:		
Beginning of year	268,645,584	247,227,545
End of year	$ 276,209,851	268,645,584

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Aquila, Inc. Retirement Investment Plan (the Plan) is provided for information purposes only. Participants should refer to their Plan Summary for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time and eligible part-time employees of Aquila, Inc. and subsidiaries (collectively, the Company).

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees by (a) permitting employees to make tax-deferred savings contributions, which are matched by employer contributions, and (b) providing employer discretionary contributions regardless of whether employees make contributions on their own. The Plan also permits participants to borrow against their account balances, subject to certain limitations.

Generally, an employee is eligible to participate in the Plan as of the date employment commences. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Participants may elect to defer a percentage of their compensation each pay period on an after-tax basis or pretax basis, subject to certain Internal Revenue Code limitations. However, in no event will the sum of the participant's year-to-date pre-tax and after-tax deferrals exceed 50% of their annual base compensation. Pre-tax and after-tax employee contributions will be matched by the Company generally in the amount of 100% of the first 6% of participant base compensation provided that, however, in no event will the sum of the pre-tax and after-tax employer matching contributions exceed 6% of the participant's total deferred compensation under the Plan. Participants do not pay federal income taxes on their deferrals, employer matching contributions, or investment earnings until such time as distributions from the Plan are received.

In addition to employer matching contributions, the Company may make an employer discretionary contribution and/or supplementary discretionary employer contribution. Eligible active participants at December 31 with at least 1,000 hours of service during the year, along with eligible participants who terminated employment during the year on or after attaining age 55, share in the discretionary contribution. In 2006 and 2005, total Company discretionary contributions were approximately 3% of total eligible participant compensation.

(Continued)

The discretionary contributions to the Plan were $4,347,176 and $4,617,254 in 2006 and 2005, respectively. The 2006 and 2005 contributions were issued in the form of cash. These transactions, which did not occur until the subsequent plan year, are included in employer contributions receivable as of December 31, 2006 and 2005.

(c) ***Participant Accounts***

The accounts of each eligible participant are adjusted by any employee pre-tax contributions, employee after-tax contributions, employer matching contributions, rollover or transfer of accounts, new loans, distributions and loan repayments, allocation of investment gains and losses, and employer discretionary contributions.

Investment gains, losses, dividends, and interest of each fund are allocated to the accounts of the participants based on each participant's account as a percentage of the total value of all participant accounts on a daily basis.

(d) ***Vesting***

Participants are immediately vested in their contributions to the Plan and the investment income thereon. Participants vest 20% after each year of credited service in the employer matching and discretionary contributions made on their behalf and the investment income thereon. If participants terminate before they are 100% vested, the unvested portion is forfeited. During 2006 and 2005, forfeitures were $124,403 and $158,439, respectively. The balance of unallocated forfeitures at December 31, 2006 and 2005 were $5,468 and $9,143, respectively. Forfeitures are generally used to pay plan expenses and offset employer matching contributions.

(e) ***Payment of Benefits***

Distributions under the Plan are payable in the event of qualified retirement, death, total and permanent disability, termination of employment, and pursuant to qualified domestic relations orders. Distributions due to demonstrated financial hardship are administered by JPMorgan Retirement Plan Services. If a distribution is made for financial hardship or certain other in-service withdrawals, employee deferral and employer matching contributions will be suspended for six months. Distributions are made in cash except that a participant may elect to receive a distribution of Company stock held in his or her account in the form of common shares.

(f) ***Investment Programs***

J.P. Morgan Retirement Plan Services is the record keeper of the Plan. Participants may direct the investment of all contributions in 1% increments among the following options: Aquila, Inc. common stock; mutual funds that give the employee the option to invest in large, mid, and small company stocks, including international (based on market capitalization); and fixed income funds. The Plan offers asset allocation portfolio funds categorized as aggressive, moderate, and conservative, which consist of a portfolio of mutual funds with a risk factor consistent with the name of the asset allocation portfolio category. The Plan also offers a self-directed brokerage account investment option that allows the participant to invest in publicly traded securities and mutual funds. Transfers among the contributory funds may be elected in 1% increments at any time during the year.

(Continued)

The investment managers who provide the mutual funds available to participants are American Century Investments, Fidelity Investments, J.P. Morgan Funds, the Vanguard Group, Artisan Funds, American Funds, and The Managers Funds.

(g) Participant Loans

The Plan allows participants to borrow up to the lesser of one-half of the vested amount of their participant account, excluding their employer discretionary contributions, or $50,000 less their highest outstanding loan balance for the 12 previous months. The minimum loan amount is $1,000. Loans for the acquisition of the participant's primary residence must be repaid within 10 years. All other loans must be repaid within 5 years. Interest is charged at prevailing market rates at the time the loan is funded plus 2% and is fixed over the life of the loan.

(h) Management Fees

The expenses incurred to operate the Plan, such as administrator fees and trustee fees, are paid by the Plan. Other administrative expenses of the Plan may be paid by the Plan or the Company, as the Company elects.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) New Accounting Pronouncements

In 2006, the Financial Accounting Standards Board issued FASB Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully-Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.

This pronouncement states investment contracts held by defined contribution plans are required to be reported at fair value, except fully-benefit responsive investment contracts are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan. In order to reflect fully-benefit responsive contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the Statement of Net Assets Available for Benefits. The prior year amounts have been restated to reflect the retrospective application of the FSP.

(c) Investment Valuation

The Plan's investments are stated at fair value. Fair value is determined by quoted market prices if available. Investments in the SEI Stable Asset Fund (the fund) are stated at contract value as provided by the SEI Trust Company. See Note 4 regarding the valuation of the fund.

(Continued)

The Plan may invest in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Investments

The following are investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005, respectively:

		2006	2005
Aquila, Inc. common stock, 6,656,248 and 8,127,409 shares, respectively	$	31,284,433	29,310,308
SEI Stable Asset Fund, 47,828,111 and 47,966,515 shares, respectively		47,828,111	47,966,515
American Century Income & Growth Fund, 729,465 and 775,471 shares, respectively		24,286,903	23,510,458
American Century International Growth Fund, 1,419,430 and 1,659,180 shares, respectively		17,763,263	16,722,571
American Century Ultra Fund, 512,016 and 546,356 shares, respectively		13,874,476	16,426,723
American Century Equity Index Fund, 3,439,442 and 3,848,361 shares, respectively		19,417,996	19,132,518
Artisan Mid Cap Fund, 717,478 and 715,436 shares, respectively		21,849,698	22,110,099
American Century Small Cap Value Fund, 1,687,700 and 1,685,499 shares, respectively		16,435,866	16,242,617
Fidelity Equity Income Fund, 247,024 shares		14,458,943	—

(Continued)

During 2006 and 2005, the Plan's investments (including realized gains and losses on investments, as well as unrealized gains and losses on investments) appreciated. in value by $21,606,487 and $4,532,783, respectively, as follows:

		2006	2005
Aquila, Inc. common stock	$	8,220,206	(788,671)
Other common stock		—	(5,495)
Mutual funds		12,977,078	5,176,895
Common collective trust (SEI Stable Asset Fund)		(292)	(1,371)
CISC brokerage account		409,495	151,425
Total net appreciation	$	21,606,487	4,532,783

The CISC brokerage account consists of investments in securities chosen by the participant; as a result, investments consist of both common stock and mutual funds.

(4) Investment Contract with SEI Trust Company

The Plan has a benefit-responsive investment contract with SEI Trust Company. The contract is included in the Statements of Net Assets Available for Benefits at estimated fair value as provided by SEI Trust Company. The adjustment from fair value to contract value for the investment contract is based on the contract value as provided by SEI Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities.

(5) Related Party Transactions

Certain Plan investments are in shares of mutual funds and money market funds managed by affiliates of J.P. Morgan and Union Bank of California. During 2006 and 2005, J.P. Morgan Retirement Plan Services was the record keeper and Union Bank of California was the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are commission-based, determined as a percentage of total volume per transaction. In addition, Aquila, Inc. common stock is held in participants' Plan accounts.

(6) Effect of Divestitures on the Plan

Aquila sold six properties (Everest Connections; natural gas distribution businesses in Michigan, Minnesota, and Missouri; and two Merchant peaking plants) during 2006 that affected approximately 700 plan participants. The Everest Connections transaction was the only plan-to-plan transfer of assets and it resulted in a $3,242,944 transfer of assets from the Plan.

With the other five transactions, plan participants were treated as terminated employees. Under the terms of the Plan, individual terminated employees had the choice to maintain their account with the Plan, withdraw it, roll it over into the purchaser's plan, or roll it over into an IRA at any time from the date of the transaction closing to age 70½. As a result, benefit payments increased to $45,359,436 versus $16,417,743 in the prior year primarily due to the elections of these terminated employees.

The Company sold its electric distribution business in Kansas on April 1, 2007. As with the five transactions mentioned above, the plan participants were treated as terminated employees and given the same account options. If all participants elected to withdraw or roll over their accounts, the total is estimated to be $16.3 million or 6.0% of total plan assets as of March 31, 2007.

As a result of the divestitures, approximately 200 positions were eliminated through attrition and employee terminations. The majority of the position eliminations were linked to "central services" functions of the Company that previously served the properties being sold such as call center and accounting.

(7) Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan, by action of the board of directors or the compensation and benefits committee, to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(8) Income Tax Status

The Plan obtained its latest determination letter, dated September 2, 2005, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has not been restated since 2003, but was amended on December 8, 2005, January 2, 2006 and December 13, 2006 since receiving that determination letter. The Plan administrator and the Plan's tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

(9) ERISA Litigation

On September 24, 2004, a lawsuit was filed in the U.S. District Court for the Western District of Missouri against Aquila and certain members of its Board of Directors and management, alleging they violated ERISA and are responsible for losses that participants in the 401(k) plan experienced as a result of the decline in the value of their Aquila common stock held in the 401(k) plan. A number of similar lawsuits alleging that the defendants breached their fiduciary duties to the plan participants in violation of ERISA by concealing information and/or misleading employees who held Aquila common stock through our 401(k) plan were subsequently filed against the Company. The suits also seek damages for the plan's losses resulting from the alleged breaches of fiduciary duties. The court ordered that all of these lawsuits be consolidated into a single case captioned *In re Aquila ERISA Litigation* and certified the case as a class action. In April 2007, Aquila signed a settlement agreement with the plaintiffs for $10.5 million, which will be paid by its insurance carrier. In addition, the Company will adopt an amendment to the Plan which will immediately and fully vest all participants in their existing account balances. The Plan will also be amended to provide that all future employer matching and discretionary contributions made on or after the settlement effective date will be 100% vested. The agreement is expected to be approved by the court during the third quarter of 2007.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2006 and 2005, respectively:

		2006		2005
Net assets available for benefits per the financial statements	$	276,209,851	$	268,645,584
Amounts due from plan sponsor for employee contributions		(270,812)		(248,509)
Amounts due from plan sponsor for employer contributions		(173,774)		(139,899)
Net assets available for benefits per the Form 5500	$	275,765,265	$	268,257,176

The following is a reconciliation of contributions per the financial statements to Form 5500 for the years ended December 31, 2006 and 2005, respectively:

		2006		2005
Total contributions per the financial statements	$	24,060,472	$	25,984,074
Amounts due from plan sponsor for employee contributions		(22,303)		36,278
Amounts due from plan sponsor for employer contributions		(33,875)		21,329
Total contributions per the Form 5500	$	24,004,294		26,041,681

The tables presented above reconcile the Company's financial statements that have been prepared on an accrual basis to the Form 5500, which has been prepared using the cash basis of accounting.

(11) Subsequent Event

On February 6, 2007, the Company entered into an agreement and plan of merger with Great Plains Energy and Black Hills. If the Merger is completed, the Company will become a wholly-owned subsidiary of Great Plains Energy. In connection with the Merger, the Company also entered into agreements with Black Hills under which the Company has agreed to sell its Colorado electric utility and its Colorado, Iowa, Kansas and Nebraska gas utilities to Black Hills. The employees of these utility operations are expected to be transferred to Black Hills upon completion of the sale.

At this time, Great Plains Energy has not determined whether it will maintain two separate plans or merge the respective plans together. The plan participants who are part of the properties being sold to Black Hills will be treated as terminated employees. Under the terms of the Plan, individual terminated employees have the choice to maintain their account with the Plan, withdraw it, transfer it to the purchaser's plan, or roll it over into an IRA at any time from the date of the transaction closing to age 70½. If all participants elected to withdraw or roll over their accounts, the total is estimated to be $74.4 million, or 27.4% of plan assets, as of March 31, 2007.

As a result of the Merger, certain positions will be eliminated. The majority of the position eliminations are linked to "central services" functions of the Company that have previously served the properties such as the call centers and accounting.

(12) Plan Amendments

During 2005, the Plan was amended to clarify the Company Benefits Committee role in the administration of the Plan. In addition, the Plan was amended to allow employees whose employment is terminated by the Company in connection with the closing of the sale of the Michigan, Minnesota and Missouri gas and the Kansas electric properties to become fully vested in their accrued benefit as of the date of termination.

During 2006, the Plan was amended to allow employees whose employment is terminated by the Company in connection with the closing of the sale of the Michigan, Minnesota and Missouri gas and the Kansas electric properties to be eligible to share in the allocation of any Employer Discretionary Contribution for the plan year during which their employment terminates regardless of whether they were credited with 1,000 or more hours of service. In addition, the Plan was amended to conform with revised IRS regulations under code sections 401(k) and 401(m) and with new safe harbor hardship withdrawal events.

(13) DOL Audit

During 2006, the Plan was investigated by the Kansas City office of the Employee Benefits Security Administration (EBSA) of the Department of Labor (DOL). This investigation has not been closed.

SUPPLEMENTAL SCHEDULE

Schedule

AQUILA, INC. RETIREMENT
INVESTMENT PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

Shares or face value	Description		Fair market value
47,828,111	SEI Stable Asset Fund	$	47,828,111
212,469	American Funds The Growth Fund of America		6,983,856
218,383	American Funds Balanced Fund		4,153,653
3,439,442	American Century Equity Index Fund		19,417,996
729,465	American Century Income & Growth Fund		24,286,903
1,419,430	American Century International Growth Fund		17,763,263
1,687,700	American Century Small Cap Value Fund		16,435,866
512,016	American Century Ultra Fund		13,874,476
717,478	Artisan Mid Cap Fund		21,849,698
247,024	Fidelity Equity Income Fund		14,458,943
159,944	Fidelity Diversified International Fund		5,909,935
905,502	J.P. Morgan Bond Fund*		8,370,034
112,874	Managers Special Equity Fund		9,361,662
234,794	Vanguard Extended Market Fund		9,081,828
1,048,204	Vanguard Intermediate Term Bond Fund		10,738,226
3,431,814	CISC Brokerage Fund (a)*		3,431,814
6,656,248	Aquila, Inc. common stock*		31,284,433
4,638,333	Aquila, Inc. participant loans (b)		4,638,333
	Total investments	$	269,869,030

* Party-in-interest to the Plan.

(a) Includes individual securities held by the trust at the direction of the participant.

(b) Interest rates on participant loans are fixed and equal to the prime rate plus 2% ranging from 6.00% to 11.50%.

END